UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*

                   RJR Nabisco Holdings Corp.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                            74960K876
                         (CUSIP Number)

                       Marc Weitzen, Esq.
          Gordon Altman Butowsky Weitzen Shalov & Wein
                114 West 47th Street, 20th Floor
                    New York, New York 10036
                         (212) 626-0800

  (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        February 3, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  / /.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D



Item 1.  Security and Issuer

          The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on August 22, 1996, by High River Limited Partnership, a Delaware Limited Partnership ("High River"), Riverdale LLC, a New York limited liability company ("Riverdale"), Barberry Corp., a Delaware corporation ("Barberry"), American Real Estate Holdings, L.P., a Delaware limited partnership ("AREH"), American Real Estate Partners, L.P., a Delaware limited partnership ("AREP"), American Property Investors, Inc., a Delaware corporation ("API") and Carl C. Icahn ("Icahn"), a citizen of the United States of America, as amended by Amendment No. 1 dated October 25, 1996, which, among other things, added Meadow Walk Limited Partnership, a Delaware limited partnership ("Meadow Walk") as an additional registrant (collectively, the "Icahn Registrants"), and Amendment No. 2 dated and amended on November 4, 1996, is further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the previously filed statements on Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               Item 6 is amended to add the following:

          On February 3, 1997, High River, Meadow Walk and Barberry retained Donaldson, Lufkin & Jenrette Securities Corporation
("DLJ") to act as their exclusive financial advisor for a period of twelve (12) months with respect to the possible spin-off or split-off of Nabisco Holdings Corp. ("Nabisco") from RJR Nabisco Holdings
Corp ("RJR") or another extraordinary dividend of cash, securities or other assets of RJR related to the separation of the business of Nabisco from other portions of RJR to shareholders of RJR or the sale of a substantial amount of the business, securities or assets of Nabisco (each, a "Transaction").

          In exchange for assisting High River, Meadow Walk and Barberry in (i) the evaluation of RJR; (ii) the development of possible strategies intended to result in a Transaction; (iii) advising in the implementation of strategies related to a Transaction; and (iv) negotiating financial aspects of any Transaction, DLJ will receive as compensation a retainer fee and a monthly fee. In addition, DLJ will receive additional cash compensation at the end of 18 months based on the market price of RJR at that time or, earlier, in the event that High River, Meadow Walk, Barberry or AREP sells, disposes or otherwise transfers, within 18 months, any securities of RJR which it presently owns or acquires during the term of the agreement between High River, Meadow Walk, Barberry and DLJ (the "DLJ Agreement").

          A copy of the DLJ Agreement is attached hereto as Exhibit 1 and incorporated in its entirety herein by reference.


Item 7.   Material to be Filed as Exhibits

1.   DLJ Agreement between High River, Meadow Walk, Barberry and
     DLJ.

     2.   Press Release, dated February 3, 1997

                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 4, 1997




RIVERDALE LLC

By:  /s/Carl C. Icahn
     Carl C. Icahn
Its: Member


HIGH RIVER LIMITED PARTNERSHIP

By:  RIVERDALE LLC

Its: General Partner

By:  /s/Carl C. Icahn
     Carl C. Icahn
Its: Member


BARBERRY CORP.

By:  /s/ Carl C. Icahn
     Carl C. Icahn
Its:  Chairman of the Board


MEADOW WALK LIMITED PARTNERSHIP

By:  BARBERRY CORP.

Its: General Partner

By:  /s/ Carl C. Icahn
     Carl C. Icahn
Its:  Chairman of the Board


AMERICAN PROPERTY INVESTORS, INC.

By:  /s/ Carl C. Icahn
     Carl C. Icahn
Its: Chairman of the Board



AMERICAN REAL ESTATE PARTNERS, L.P.
By: AMERICAN PROPERTY INVESTORS, INC.
Its: General Partner

By:   /s/ Carl C. Icahn
      Carl C. Icahn
Its:  Chairman of the Board


AMERICAN REAL ESTATE HOLDINGS, L.P.
By: AMERICAN PROPERTY INVESTORS, INC.
Its: General Partner

By:  /s/ Carl C. Icahn
     Carl C. Icahn
Its: Chairman of the Board

By:  /s/ Carl C. Icahn
     Carl C. Icahn

By:  /s/  Thomas Rattigan
     Thomas Rattigan


(Signature Page of Schedule 13D Amendment No. 3 with respect to RJR Nabisco Holdings Corp.)